Exhibit 99.2

1 May 19, 2005 – IFRS – unaudited First Quarter 2005 Earnings “A growth media and telco company with an attractive yield” Jacques ESPINASSE Member of the Management Board & Chief Financial Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

2 May 19, 2005 – IFRS – unaudited First Quarter Results Confirm Strong Progress Figures as published, except when specified In € million — IFRS Q1 2005 Q1 2004 % Growth Revenues (comparable basis)* 4,716 4,391 + 7% Earnings From Operations (comparable basis) 849 697 + 22% Adjusted Net Income * 512 160 3 x Net Income (loss) 502 166 3 x Consolidated cash flow (comparable basis) from operations* 962 978 — 2% Financial net debt * (in € billions) 4.4 11.6 French GAAP ** * See definitions at the end of this document ** IFRS net debt not available

3 May 19, 2005 – IFRS – unaudited In € million — IFRS 2005 As published 2004 As published 1 Revenues 4 761 4 385 2 Earnings From Operations 877 694 3 Other income from ordinary activities 19 23 4 Income from equity affiliates 72 78 5 Earnings Before Interest and Income Taxes (EBIT) 968 795 6 Interest -46 -144 7 Other financial charges -29 -122 8 Other financial income 22 9 9 Interest and other financial charges and income -53 -257 10 Earnings before income taxes and discontinued operations 915 538 11 Provision for income taxes -163 -218 12 Earnings From Continuing Operations 752 320 13 Earnings From Discontinued Operations 0 118 14 Minority interests -250 -272 15 Earnings attributable to equity holders of the parent 502 166 Adjusted Net Income 512 160 Consolidated First Quarter 2005 Statement of Earnings

4 May 19, 2005 – IFRS – unaudited First Quarter 2005 Adjusted Net Income Growth The €352 million improvement in adjusted net income compared to the first quarter 2004 comes from: + €183m: improvement in earnings from operations + €98m: reduction in interest due to lower average gross debt (from €13bn to €6.1bn) and lower average interest rates (from 5.27% to 3.57%) in 2005 + €76m: decrease in provision for income taxes due to the €125m impact from the Consolidated Global Profits Tax System in 2005 (no impact in 2004)* partially offset by an increase in taxes due to stronger earnings before income taxes - €5m: Other * The first time the Consolidated Global Profits Tax System was accounted for was in Q3 2004.

5 May 19, 2005 – IFRS – unaudited Details by business (comparable basis ): In € million, IFRS Earnings from operations up €152 million, +22% on a comparable basis First Quarter 2005 Earnings from operations on a Comparable Basis 697 849 1st Quarter 2004 1st Quarter 2005 -50 50 150 250 350 450 550 650 2004 2005 UMG VUG SFR Cegetel Maroc Telecom Holding & Corporate Other Canal+ Group 36 (4) (48) 11 73 104 560 602 (5) (35) 160 180 (44) (47) 5 (2) +42% +7% +12% — 7%

6 May 19, 2005 – IFRS – unaudited First Quarter 2005 Financial Net Debt Evolution -8 -7 -6 -5 -4 -3 -2 -1 0 Dec. 31, 2004 Cash flow from operations Cash interest, tax and other Dividends paid to minorities Other adjustments March 31, 2005 In € billion, IFRS - 4.7 — 1.2 * — 0.1 — 0.1 — 4.4 Acquisitions Reversal of Maroc Telecom forward purchase agreement + 1.1 * + 1.1 — 0.5 * The €1.1 bn acquisition of the 16% stake in Maroc Telecom was already accounted for in the IFRS financial net debt at year end 2004.

7 May 19, 2005 – IFRS – unaudited Business Performance

Universal Music Group: 1st quarter 2005 Performance

UNIVERSAL
UNIVERSAL MUSIC GROUP

In euro million - IFRS

	1st quarter, on a comparable basis		Growth on a comparable basis 2005/2004	Growth at constant currency
	2005	2004		
Revenues	1 038	933	+ 11%	+ 14%
Modified EBITDA	102	91	+ 12%	+ 16%
Earnings from operations	36	-4	na	na
EFO margin (%)	3%	-0.4%	na	na

Recent events

- UMG creates new revenue streams by entering into agreements with Yahoo!, AOL and MSN, among others, to provide access to UMG music videos for on-demand streaming;
- UMG launches Machete Music, a label dedicated to the burgeoning Latin urban music movement;
- UMG launches IMF - "International Music Feed", a 24h music video channel on the DISH Network (Echostar) in the US;
- UMG announces the pending sale of North American and Central European CD manufacturing and distribution facilities.

Revenues up 14% on a comparable basis at constant currency:

- Strong sales growth in North America, Europe and Australia;
- US SoundScan album unit * market share increased to 31.8% with a 10% growth for UMG unit sales;
- Digital sales of recorded music: 4% of total revenues;
- Major sellers in the 1st quarter:
  - 50 Cent, The Game, Jack Johnson, 3 Doors Down, Mariah Carey, The Killers.

Earnings from operations at €36 million compared to a loss of €(4)m in Q1 04:

- Increase in sales volume partially offset by increased royalties due to the mix in revenues;
- Lower restructuring charges in 2005.

* Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

May 19, 2005 – IFRS – unaudited

8

VIVENDI UNIVERSAL

Vivendi Universal Games: 1st quarter 2005 Performance

VIVENDI UNIVERSAL games

In euro million - IFRS	1st quarter on a comparable basis		Growth 2005/2004	Growth at constant currency
	2005	2004		
Revenues	113	77	+ 47%	+ 52%
Earnings from operations	11	-48	na	na
EFO margin (%)	10%	-62%	na	na

Recent events

- Acquisition of Radical Entertainment, a leading independent console games developer;
- VU Games' Blizzard Studios acquires the acclaimed console games developer Swingin' Ape Studios;
- Beta test of *World of Warcraft* launched in China.

Revenues up 52% on a comparable basis at constant currency:

- Tremendous success of *World of Warcraft* with approximately 1.5 million subscribers at the end of the quarter;
- *World of Warcraft* has opened new market perspectives in Europe and is setting up a standard in the genre within a worldwide strategy;
- Release of *Robots* based on Fox's recent movie.

Positive earnings from operations at €11 m compared to a loss of €48M in Q1 04:

- Driven by a significant increase in net sales;
- Exceptional high margin on *World of Warcraft* during the initial launch phase;
- Lower fixed operating expenses resulting from the global turnaround plan.

May 19, 2005 – IFRS – unaudited

9

VIVENDI UNIVERSAL

10 May 19, 2005 – IFRS – unaudited Canal+ Group: 1st quarter 2005 Performance In euro million — IFRS 2005 2004 Revenues 836 824 + 1% + 1% Earnings from operations 104 73 + 42% + 40% EFO margin (%) 12% 9% +3 points na 1st quarter comparable basis Growth on a comparable basis 2005/2004 Growth at constant currency Revenues up 1% on a comparable basis: ¢ºPay TV France up 1%: 136 000 gross adds to CANAL+, up 15% compared to Q1 04; Satellite platforms topped 3 million subscriptions. ¢ºStudioCanal: slightly higher revenues Earnings from operations up €31m, + 42% on a comparable basis: ¢º Pay TV France up €12m, i.e + 20%; ¢º StudioCanal up €8m, i.e + 52%; ¢º Strong performance of the Polish Pay-TV subsidiary, up €13m. Recent events ¢ºLaunch of CANAL+ Le Bouquet in March 2005, the first and only multi-channel Premium offer in France; ¢ºDTT license award: Canal+ Sport, Canal+ Cinéma, Planete in addition to Canal+ premium channel as paying DTT channels, and i>Télé as a free DTT channel; ¢ºClosing of NC Numéricâble merger with France Telecom Câble; ¢ºRenewal of exclusive broadcasting agreements with major movie studios DreamWorks and Spyglass.

SFR Cegetel : 1st Quarter 2005 Performance

SFR cegetel

In euro million - IFRS	1st quarter, on a comparable basis 2005	1st quarter, on a comparable basis 2004	Comparable basis Growth 2005/2004
Revenues *	2 326	2 182	+ 7%
SFR	2 064	1 926	+ 7%
Cegetel	361	357	+ 1%
Modified EBITDA	793	766	+ 4%
SFR	785	732	+ 7%
Cegetel	8	34	- 76%
Earnings from Operations	567	555	+ 2%
SFR	602	560	+ 7%
Cegetel	-35	-5	na

Recent events

- neuf Telecom – Cegetel merger plan;
- Launch of new tariff plans on 1st April 2005 with unlimited communications to 3 SFR numbers;
- Music: SFR is the only French operator to offer full track music download in France.

Revenues up 7% on a comparable basis to €2,326m:

- Mobile revenues up 7% on a comparable basis to €2,064m:
  - Higher customer base with a favorable customer mix (61.2% postpaid);
  - Annual rolling ARPU up 1% at €431 (excluding mobile termination revenues);
  - Data ARPU up 28%;
  - Data revenues represent 12% of network revenues (excluding mobile termination revenues);
  - 2.7 million Vodafone *Live!* customers.
- Fixed revenues up 1% on a comparable basis to €361 million:
  - Growing retail and wholesale broadband Internet revenues;
  - Launch of new ADSL offer based on ADSL2+ technology (up to 20 Mbps) and Cegetel triple-play box;
  - YTD 841k DSL customers at end-March 05 (o.w >338k retail);
  - Decreasing voice revenues.

Earnings from Operations up 2% to €567m:

- Mobile Earnings from Operations up 7% to €602m:
  - Continued strong control of costs;
  - Customer acquisition and retention costs down nearly 1 point to 10.1% of network revenues;
- Cegetel losses to €35 million compared to a loss of €5m in 2004:
  - Heavy commercial and technical costs of the broadband retail offer (launched in Q2 2004).

*After SFR Cegetel intergroup elimination

May 19, 2005 – IFRS – unaudited

11

VIVENDI UNIVERSAL

12 May 19, 2005 – IFRS – unaudited Cegetel and neuf Telecom Merger Plan . Creation of the leading alternative operator for fixed telecommunications services in France; . After having acquired SNCF’s 35% stake in Cegetel, SFR will contribute 100% of Cegetel to neuf Telecom and will receive in exchange (*) 28% of “neuf Cegetel” (same stake as Louis Dreyfus) and € 380M 2-year bonds from “neuf Cegetel”; . The new company reaches critical size which is crucial in this competitive market; . “neuf Cegetel” group targets are: 2004 Pro forma Target Revenues 2,579 10% 04/07 CAGR, evenly split between residential, business and wholesale market EBITDA 229 EBITDA margin > 20% in 07 Free cash flow (152) Positive in 2006 * Subject to approval from personnel representative bodies of the two companies and regulation authorities approval

13 May 19, 2005 – IFRS – unaudited Maroc Telecom: 1st Quarter 2005 Performance Recent events ¢º51% growth in ADSL lines to more than 90k lines; ¢ºQ1 2005 mobile net additions of 387,000; ¢ºISO 9001 – 2000 label granted to all activities. In euro million — IFRS 2005 2004 Revenues 423 383 + 10% + 12% Earnings from operations 180 160 + 13% + 14% Operating margin (%) 43% 42% +1 point na 1st quarter on a comparable basis Growth on a comparable basis 2005/2004 Growth at constant currency Revenues up 12% on a comparable basis at constant currency: ¢ºMobile activities up 22%: Mobile customer base up 26% (>6.7 million); Churn rate down 1.9 point to 9.9%; ARPU up 1% to €11.1 (increase of incoming international interconnected tariff offset by decrease of fixed incoming call tariff); Excluding international tariff increase, mobile revenues would have been up 17%. ¢ºFixed activities up 4.5%: Customer base up 7% to 1.3 million; Continuing growth in incoming international traffic; Despite decrease of the average invoice net customer. Earnings From Operations up 14% on a comparable basis at constant currency: ¢º Strong control of costs while continuing policy of acquisition of new customers

14 May 19, 2005 – IFRS – unaudited Strategy and 2005 Guidance

15 May 19, 2005 – IFRS – unaudited Vivendi Universal: a growth company with an attractive yield ¢ºMedia and telecommunications have experienced a stronger growth than other economic sectors; ¢ºAll our businesses benefit from significant internal growth potential: Development of multimedia services on mobile handsets; Pay-TV penetration in France; Growth in the content market in Asia; New channels of distribution in music; Penetration of mobile and DSL in Morocco. ¢ºOur businesses are reinforced through common projects creating a competitive advantage. Being part of VU is positive for each business unit as regards to value creation.

16 May 19, 2005 – IFRS – unaudited Vivendi Universal: a growth company with an attractive yield ¢ºA priority to internal growth, which could be complemented by investment opportunities of small or medium consolidation acquisitions (Music Publishing, Video game development studios, buy-out of minority interests, ...); ¢ºAn attractive yield with a distribution rate of approximately 50% on growing results.

17 May 19, 2005 – IFRS – unaudited 2005 Guidance 2005 Adjusted net income growth target: IFRS 2005 2004 ¡Ý +37% €1,309 m ¡Ý €1,800 m EPS from €1.14 ... to at least €1.57 DPS from €0.60 ... to at least €0.82 Weighted average common shares outstanding* (in millions) 1,144.4 1,144.4 * As of December 31, 2004

18 May 19, 2005 – IFRS – unaudited Details on First Quarter 2005 Accounts

19 May 19, 2005 – IFRS – unaudited Q1 2005 other financial charges In € million, IFRS Q1 2005 Q1 2004 Premiums paid for early repayment of some bonds (Vinci Exchangeable, High Yield redemption, other bonds) (78) (7) Change in fair value of derivatives 68 (95) • Embedded option on Sogecable Convertible Bond 44 (91) • Other 24 (4) Other (19) (20) Other financial charges (29) (122)

20 May 19, 2005 – IFRS – unaudited Income from Equity affiliates In € million, IFRS Q1 2005 Q1 2004 NBCU 72 — Elektrim Telekomunikacja * — 47 20% of VUE ** — 22 Other ~ 0 9 Income from Equity affiliates 72 78 * Refer to note 7.3 to the consolidated financial statements filed with the SEC as a 6K on March 22, 2005 ** Accounted for Discontinued operations

Three Months 2005 Adjusted Net Income

Under IFRS – *In million of euros*	1Q 2005 P&L As Published	Adjustments →	2005 P&L Adjusted	2004 P&L Adjusted	← Adjustments	2004 P&L As Published
Revenues	4,761	-	4,761	4,385	-	4,385
Earnings from operations	**877**	**-**	**877**	**694**	**-**	**694**
Other income from ordinary activities	19	-	19	23	-	23
Income from Equity affiliates	72	-	72	78	-	78
Earnings before interest and income taxes	**968**	**-**	**968**	**795**	**-**	**795**
Interest	(46)	-	(46)	(144)	-	(144)
Other financial charges	(29)	29	-	-	122	(122)
Other financial income	22	(22)	-	-	(9)	9
Interest and other financial charges and income	**(53)**	**7**	**(46)**	**(144)**	**113**	**(257)**
Earnings before income taxes and discontinued operations	**915**	**7**	**922**	**651**	**113**	**538**
Provisions for income taxes	(163)	3	(160)	(236)	(18)	(218)
Earnings from continuing operations	**752**	**10**	**762**	**415**	**95**	**320**
Earnings from discontinued operations	-	-	-	-	(118)	118
Earnings	**752**	**10**	**762**	**415**	**(23)**	**438**
Attributable to:						
Minority interests	250	0	250	255	(17)	272
Equity holders of the parent	**502**	**10**	**512**	**160**	**(6)**	**166**
Earnings attributable to the equity holders of the parent per share – **basic**	€ 0.44		€ 0.45	€ 0.14		€ 0.15
Weighted average common shares outstanding – basic (in millions)	1,143.5		1,143.5	1,139.4		1,139.4
Earnings attributable to the equity holders of the parent per share – **diluted**	€ 0.44		€ 0.44	€ 0.14		€ 0.14
Weighted average common shares outstanding – diluted (in millions)	1,151.8		1,151.8	1,145.4		1,145.4

VIVENDI UNIVERSAL

May 19, 2005 – IFRS – unaudited 21

First Quarter 2004 Revenues - Earnings from Operations IFRS reconciliation

1st Quarter Ended March 31, 2004

(In millions of euros)	French GAAP as published (a)	Revenues of telecom operators: Change in presentation (b)	Revenues of telecom operators: Handset subsidies	Revenues of telecom operators: Equipment sales	Pensions	Share based compensation	Other impacts	Reclassification of VUE as discontinued operation (c)	IFRS
Revenues									
Universal Music Group	978	-	-	-	-	-	(1)	-	977
Vivendi Universal Games	77	-	-	-	-	-	-	-	77
Canal+ Group	923	-	-	-	-	-	(5)	-	918
Media	1 978	-	-	-	-	-	(6)	-	1 972
SFR Cegetel	2 058	(41)	(27)	(12)	-	-	-	-	1 978
Maroc Telecom	376	-	(9)	1	-	-	-	-	368
Telecom	2 434	(41)	(36)	(11)	-	-	-	-	2 346
Non core operations and elimination of intercompany transactions	68	-	-	-	-	-	(1)	-	67
Total Vivendi Universal (excluding VUE)	4 480	(41)	(36)	(11)	-	-	(7)	-	4 385
Vivendi Universal Entertainment	1 493	-	-	-	-	-	-	(1 493)	-
Total Vivendi Universal	5 973	(41)	(36)	(11)	-	-	(7)	(1 493)	4 385
Earnings from Operations									
Universal Music Group	(16)	-	-	-	5	-	-	-	(11)
Vivendi Universal Games	(45)	-	-	-	-	-	(3)	-	(48)
Canal+ Group	74	-	-	-	-	-	(2)	-	72
Media	13	-	-	-	5	-	(5)	-	13
SFR Cegetel	552	-	-	-	-	-	3	-	555
Maroc Telecom	161	-	-	(2)	-	-	(3)	-	156
Telecom	713	-	-	(2)	-	-	-	-	711
Holding & Corporate	(46)	-	-	-	6	(6)	2	-	(44)
Non core operations	4	-	-	-	-	-	10	-	14
Total Vivendi Universal (excluding VUE)	684	-	-	(2)	11	(6)	7	-	694
Vivendi Universal Entertainment	246	-	-	-	-	-	-	(246)	-
Total Vivendi Universal	930	-	-	(2)	11	(6)	7	(246)	694

May 19, 2005 – IFRS – unaudited 22

VIVENDI UNIVERSAL

First Quarter 2004 Statement of Earnings IFRS Reconciliation

1st Quarter Ended March 31, 2004

Format compliant with French accounting standards	French GAAP	Elimination of goodwill amortization	Revenues of telecom operators	Share-based compensation	Pensions	Financial instruments	Other restatements	VUE as discontinued operation	Reclassification of lines of the statement of earnings	Reclassification of financial instruments	IFRS	Format compliant with IFRS
(in millions of euros)												
		IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32/39						
Please refer to the paragraph mentioned		A	B	C	D	E/F		G				
Revenues	5 973	-	(88)	-	-	-	(7)	(1 493)	-	-	4 385	Revenues
Operating income	930	-	(2)	(6)	11	1	6	(246)	-	-	694	Earnings from operations
		-	-	-	-	-	-	-	-	23	23	Other income from ordinary activities
		-	-	-	-	-	-	-	78	-	78	Income from equity affiliates
		-	(2)	(6)	11	1	6	(246)	78	23	795	Earnings before interest and income taxes
Financing expense	(162)	-	-	-	-	19	(14)	36	-	(23)	(144)	Interest
Other financial expenses	(121)	-	-	-	-	(5)	(5)	9	-	-	(122)	Other financial charges
		-	-	-	-	-	-	-	-	9	9	Other financial income
Financing and other expenses, net	(283)	-	-	-	-	14	(19)	45	-	(14)	(257)	Interest and other financial charges and incom
Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	647	-	(2)	(6)	11	15	(13)	(201)	78	9	538	Earnings before income taxes and discontinue operations
Gain (loss) on businesses sold, net of provisions	11	-	-	-	-	-	(2)	-	-	(9)	-	
Income tax	(297)	-	1	-	(4)	22	1	59	-	-	(218)	Provision for income taxes
Income (loss) before equity affiliates, goodwill amortization and minority interests	361	-	(1)	(6)	7	37	(14)	(142)	78	-	320	Earnings from continuing operations
Income (loss) from equity affiliates	45	-	-	-	-	-	(11)	44	(78)	-	-	
Goodwill amortization	(146)	146	-	-	-	-	-	-	-	-	-	
		-	-	-	-	-	-	118	-	-	118	Earnings from discontinued operations
Income (loss) before minority interests	260	146	(1)	(6)	7	37	(25)	20	-	-	438	Earnings
Attributable to												*Attributable to :*
Minority interests	266	5	-	-	-	-	-	1	-	-	272	Minority interests
Net income (loss)	(6)	141	(1)	(6)	7	37	(25)	19	-	-	166	Equity holders of the parent

VIVENDI UNIVERSAL

May 19, 2005 – IFRS – unaudited

23

24 May 19, 2005 – IFRS – unaudited Glossary ¢º Adjusted Net Income: includes earnings from operations, other income from ordinary affiliates, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, as well as provision for income taxes and minority interests in adjustments. Adjusted net income (loss) never includes adjustments in earnings from operations. ¢º Consolidated cash flow from operations: Net cash provided by operating activities net of capital expenditures and before financing costs and taxes. ¢º Comparable basis: illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR Cegetel applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2004. In addition, comparable basis does not include dividends received by NBC Universal. ¢º Modified EBITDA = Revenues From Operations — Cost of Revenues from Operations, excluding D&A – SG&A Expenses, excluding D&A +/- Operating Flow Hedge (Forecasted Transactions & Firm Commitments) +/- Other Non-recurring Items. ¢º Financial net debt: is calculated as the sum of long-term debt, bank overdrafts and short-term borrowings, less cash and cash equivalents, non current derivative instruments in assets, current derivative instruments in assets and cash deposits backing financing; in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial gross debt comprises bonds, loans, other financial debt (including treasury bills and finance leases), obligations related to commitments to repurchase minority interests and derivatives whose value is negative.

25 May 19, 2005 – IFRS – unaudited IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.14.70 daniel.scolan@groupvu.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16 For any financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com

26 May 19, 2005 – IFRS – unaudited Important Legal Disclaimer This presentation contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not materialize; the reduction of Vivendi Universal’s indebtedness expected to be reached as a result of the debt-reduction plan and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorité des Marché Financiers (AMF) (www.amf-france.org). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation to provide, update, or revise any forward-looking statements.